02031796

P.E 4-1-02

1-09662

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

0819996

FORM 6-K
EXHIBIT INDEX


goldstory
PDG

PLACER DOME Q1 EARNINGS INCREASE TO $43 MILLION

TUESDAY, APRIL 23, 2002

(all dollar amounts reported in U.S. dollars)	For the three months ended March 31	
	2002 **$**	2001 $
Financial (millions US$)		
Sales	**303**	341
Mine operating earnings	**96**	93
Net earnings	**43**	16
Cash flow from operations	**99**	121
Per common share		
Net earnings	**0.13**	0.05
Cash flow from operations[(i)]	**0.30**	0.37
Return on net assets [(i)(ii)]	**3.8%**	1.8%
Operating		
Placer Dome's share:		
Gold production (000s ozs)	**666**	694
Gold cash production costs ($/oz)[(iii)]	**173**	185
Gold total production costs ($/oz)[(iii)]	**231**	244

FIRST QUARTER HIGHLIGHTS

- Cash flow from operations totals $99 million or $0.30/share.
- Mine operating earnings total $96 million.
- Net earnings total $43 million or $0.13/share, matching PDG's previous quarterly earnings record.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2
Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com
PLACER DOME INC.

- Production totaled 666,000 ounces of gold.
- Cash costs declined to $173/oz while total costs declined to $231/oz due to improved performances at the Granny Smith, South Deep and Campbell mines.
- Production at Canada's Campbell mine increased 33% over the same period last year due to significantly higher grades. Exploration of the new DC zone is underway and efforts are focused on converting part of this new resource into reserves by mid-year.
- Production at the Dome mine was down 21% over the year earlier period due to mechanical problems, which have been repaired. As announced on April 11, Placer Dome anticipates a joint-venture with Kinross that will combine business interests in the area. The camp's long-term exploration potential is expected to extend the productive life of the Dome facilities. Upon completion of the deal, integration teams will be working to optimize production from the combined operations.
- The Granny Smith mine in Australia marked its first quarter of production with ore sourced solely from the Wallaby pit. Production was up 64% over the same period last year due to Wallaby's higher grade. Over the course of 2002 Granny Smith expects to enjoy a 19% increase in production over 2001 levels.
- Placer Dome's share of production from the South Deep mine in South Africa increased 20% over the same period last year due to higher throughput, partially offset by lower grades. The conversion to trackless mining is well underway with 41% of mill tonnage coming from trackless production in Q1 2002, versus 16% in the year-earlier period. Sinking of the South Deep Main Shaft to a final depth of 2,990 meters was completed in mid-April. The shaft will be fully commissioned in the latter half of 2003. In 2002, construction emphasis is being placed upon enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. South Deep's new 7,350-tonne/day mill remains on target for commissioning in May 2002. The new life-of-mine plan remains on track for delivery mid-year.
- Placer Dome's forward sales program realized a $65/oz premium over the spot price of gold of $290/oz for the quarter. As of March 31, 2002 the mark-to-market value of the program was $235 million at the quarter's closing gold price of $303/oz.

Vancouver, Canada— Placer Dome Inc. is pleased to announce net earnings of $43 million or $0.13/share in the first quarter of 2002 versus net earnings of $16 million or $0.05/share in the year-earlier period. Cash flow from operations totaled $99 million, down from $121 million in the first quarter of 2001. Mine operating earnings increased marginally to $96 million from $93 million in the year-earlier period.

Sales revenue in the first quarter fell to $303 million from $341 million in the corresponding period, reflecting lower production, offset by a higher realized gold price. Production in the quarter was 666,000 ounces versus 694,000 ounces primarily due to the closure of Kidston in July 2001 and lower production at Golden Sunlight and Misima as they approach the end of their mine lives. Copper production totaled 106 million pounds, up from 100 million in the year-earlier period with cash and total costs decreasing to $0.41/lb and $0.56/lb respectively from $0.45/lb and $0.58/lb respectively in the first quarter of 2001.

Placer Dome's forward sales program contributed $40 million to mine operating earnings in the first quarter, realizing a premium of $65/oz over the first quarter average spot price of $290/oz for an average price of $355/oz. As of March 31, 2002 based on the closing spot price of gold of $303/oz, the mark-to-market value of the precious metals sales program was $235 million.

Placer Dome President and CEO Jay Taylor was pleased with the company's successful start to the year. "Our focus on the fundamentals is paying off. We hit all of our targets this quarter and we are implementing our strategy to increase shareholder value," he said. "We have advanced a deal with Kinross on the Porcupine camp, the contract at Pueblo Viejo in the Dominican Republic has been signed and is awaiting Congressional approval and our Minex program is having good success, particularly in Canada. We continue to make steady progress on maximizing our existing assets and in adding quality ounces to replace maturing production."

Placer Dome will host a conference call to discuss its year-end results at 10:30 am EDT on Wednesday, April 24. North American participants may access the call at 1-888-293-1928. International participants please dial (416) 641-6684. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

Placer Dome expects to produce more than 2.5 million ounces of gold and 420 million pounds of copper in 2002.

(i) Cash flow from operations per share and return on net assets are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.
(ii) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.
(iii) Cash production cost per ounce has been restated for the period ending March 31, 2001 to reflect the change in the Gold Institute Standard related to amortization of deferred stripping costs. Amortized amounts previously included in the non-cash component are now included in cash costs, which the amounts for the three months ending March 31, 2002 and 2001 were $14/oz and $22/oz, respectively.

-end-

For further information: Brenda Radies (604) 661-1911

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc

MANAGEMENT'S DISCUSSION AND ANALYSIS

(U.S. dollars, in accordance with U.S. GAAP)

Throughout this document, Placer Dome is defined to be Placer Dome Inc., its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests. Placer Dome's share is defined to include the proportionate share of results of incorporated joint ventures and exclude minority shareholders' percentage of results in non-wholly owned subsidiaries.

	For the three months ended March 31	
	2002	**2001**
Financial ($ millions)		
Sales	**303**	341
Mine operating earnings		
Gold	**83**	73
Copper	**16**	21
Other	**(3)**	(1)
	96	93
Net earnings	**43**	16
Cash flow from operations	**99**	121
Production and sales volumes		
Gold (000s ozs)		
Group's share production	**666**	694
Consolidated production	**653**	707
Consolidated sales	**672**	802
Copper (000s lbs)		
Production	**106,481**	99,854
Sales	**109,896**	106,150
Average prices and costs		
Gold ($/oz)		
Group's share price realized	**355**	327
London spot price	**290**	264
Group's share cash cost	**173**	185
Group's share total cost	**231**	244
Copper ($/lb)		
Price realized	**0.71**	0.80
London spot price	**0.71**	0.80
Cash cost	**0.41**	0.45
Total cost	**0.56**	0.58

1. Overview

- Consolidated net earnings in accordance with U.S. GAAP for the first quarter of 2002 were \$43 million (\$0.13 per share), compared with \$16 million (\$0.05 per share) for the same period in 2001. Return on net assets[(i)] for the period was 3.8% compared with 1.8% in 2001.

- Excluding unusual items, consolidated net earnings were \$43 million (\$0.13 per share) for the first quarter of 2002, 23% up from 2001. This primarily reflects a 3% increase in mine operating earnings, lower discretionary spending and a lower effective tax rate.

	For the three months ended March 31	
	2002 \$	2001 \$
Net earnings	43	16
Unusual items, net of tax		
Unusual tax adjustments	4	-
Unrealized non-hedge derivative (gains) losses	(4)	19
Net earnings before unusual items [(i)]	43	35
Per common share	0.13	0.11

- Cash flow from operations for the quarter was \$99 million, 18% lower than the 2001 period as there had been a significant inventory draw-down in 2001.

- Under Placer Dome's precious metals sales program, the Corporation realized an average price of \$355 per ounce for gold, a premium of \$65 per ounce over the average spot price and contributing \$40 million to revenue.

- Consolidated gold production decreased by 8% compared with the prior year period due to the closure of the Kidston Mine in July 2001, reduced production from Golden Sunlight and Misima as they approach the end of their mine lives, partially offset by increased production at a number of operations. Despite the decrease in production, Placer Dome's share of unit total production cost declined by \$13 per ounce to \$231 per ounce, reflecting improved performances at the Granny Smith, South Deep and Campbell mines.

- Consolidated copper production was up 7% and unit cash cost was down 9% compared with the prior year period.

- Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around \$180 and \$235 per ounce, respectively.

(i) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets. The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. These are non-GAAP earnings measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

2. Financial Results of Operations

PRODUCTION AND OPERATING SUMMARY													
			For the three months ended March 31								Estimated annual 2002		
				Placer Dome's Share									
Mine	Placer Dome's share (% of mine production)		Mine operating earnings [1]	Millfeed (000s tonnes)	Grade (g/t,%)	Recovery (%)	Production (ozs, 000s lbs)	Production % change	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] ($/oz, $/lb) Total	Production (ozs, 000s lbs)	Cost per unit [2] ($/oz, $/lb) Cash	Cost per unit [2] ($/oz, $/lb) Total
GOLD													
Canada													
Campbell	100%	2002	$ 2	88	18.7	96.4	51,103	+33%	161	233	181,000	192	276
		2001	$ (2)	119	10.6	94.5	38,422		281	363	178,139	208	287
Dome [3]	100%	2002	(1)	836	2.5	91.6	60,352	-21%	236	318	300,000	199	264
		2001	(1)	1,055	2.5	89.1	76,203		216	274	302,795	208	268
Musselwhite	68%	2002	1	181	6.7	95.5	36,939	-6%	195	260	158,000	183	260
		2001	-	221	5.9	94.9	39,488		186	256	158,988	191	265
United States													
Bald Mountain	100%	2002	2	673	1.6	64.1	32,344	+30%	158	221	114,000	180	258
		2001	(3)	887	1.3	65.9	24,894		293	386	108,393	280	365
Cortez [4]	60%	2002	20	556	8.3	88.6	166,805	-6%	133	177	602,000	139	188
		2001	21	492	10.1	91.6	177,106		112	150	712,850	121	161
Getchell [5]	100%	2002	-	-	-	-	35,324	n/a	-	-	56,000	-	-
		2001	-	-	-	-	-		-	-	3,111	-	-
Golden Sunlight	100%	2002	-	559	1.7	76.2	23,306	-56%	291	322	127,000	182	211
		2001	2	584	3.5	81.3	53,189		116	233	195,507	123	249
Papua New Guinea													
Misima [6]	80%	2002	3	1,178	0.8	88.5	28,818	-27%	182	207	117,000	195	217
		2001	2	1,078	1.3	89.0	39,605		203	226	133,282	186	218
Porgera	50%	2002	2	676	4.6	83.4	85,887	-6%	201	304	338,000	245	301
		2001	-	722	4.6	79.7	90,975		195	270	380,311	207	250
Australia													
Granny Smith	60%	2002	11	586	4.4	93.8	71,136	+64%	109	134	248,000	127	169
		2001	3	625	2.4	90.8	43,435		275	284	208,306	170	181
Kidston [7]	70%	2001	1	1,191	1.3	86.9	44,982		182	251	103,403	166	217
Osborne [8]	100%	2002	♦	371	0.9	77.6	8,269	-30%	♦	♦	33,000	♦	♦
		2001	♦	363	1.2	81.7	11,830		♦	♦	41,706	♦	♦
Chile													
La Coipa [9]	50%	2002	-	766	1.0	83.9	20,525	+31%	216	300	94,000	210	292
		2001	-	785	0.8	81.5	15,625		188	272	58,425	213	297
South Africa													
South Deep	50%	2002	3	198	7.4	97.2	45,397	+20%	170	202	199,000	170	208
		2001	1	144	8.4	97.4	37,798		198	231	171,126	196	235
Metals hedging revenue		2002	40										
		2001	49										
TOTAL GOLD [2]		2002	$ 83				666,205	-4%	173	231	2,567,000	180	235
		2001	$ 73				693,552		185	244	2,756,342	177	233
COPPER													
Osborne [8]	100%	2002	3	371	3.3	95.2	25,660	-4%	0.47	0.57	93,400	0.56	0.66
		2001	3	363	3.5	95.7	26,629		0.54	0.65	108,496	0.50	0.62
Zaldívar	100%	2002	13	4,134	1.2	76.8	80,821	+10%	0.39	0.55	327,500	0.44	0.60
		2001	18	4,152	1.1	71.7	73,225		0.42	0.56	308,664	0.43	0.56
Metals hedging revenue		2002	-										
		2001	-										
TOTAL COPPER		2002	$ 16				106,481	+7%	0.41	0.56	420,900	0.47	0.61
		2001	$ 21				99,854		0.45	0.58	417,160	0.45	0.58
Other		2002	(3)										
		2001	(1)										
CONSOLIDATED MINE OPERATING EARNINGS [1]		2002	$ 96										
		2001	$ 93										

Notes: Refer to page 12 of this report for the notes to the Production and Operating summary.

Mine operating earnings for the first three months of 2002 were $96 million, an increase of 3% or $3 million over 2001 due to higher contribution from gold.

Gold operating earnings increased by 14% to $83 million in the first quarter of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume. Gold sales revenue for the quarter was $230 million compared with $260 million in the prior year period, a decline of 12% reflecting a $28 per ounce increase (or 9%) in the average realized price, offset by a 16% decline in sales volume. The higher sales volume in 2001 reflected a draw-down of inventory whereby sales were 95,000 ounces higher than production in the quarter. Consolidated gold production for the first quarter of 2002 decreased by 8% to 653,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. Placer Dome's share of cash and total production costs per ounce for the period were $173 and $231, respectively, compared with $185 and $244 in the 2001 period. The overall decline in Placer Dome's cash and total production costs is attributed to improved performances at the Granny Smith, South Deep and Campbell mines.

Copper operating earnings of $16 million in the first quarter of 2002 were 24% lower than 2001 due to lower realized prices. Copper sales revenue for the quarter was $73 million compared with $80 million in 2001 period reflecting a 4% increase in sales volume offset by an 11% decline in the average realized price. Consolidated copper production in the first quarter of 2002 was 106.5 million pounds (48,300 tonnes), up 7% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.41 and $0.56, respectively, compared with $0.45 and $0.58, respectively, in 2001. The decline in production costs reflects increased production at Zaldívar and improved operating efficiencies at Osborne.

Canada

- Following the completion of the revised mine plan in October 2001, production at the **Campbell Mine** in the first three months of 2002 increased by 33% from the prior year period due to a 76% increase in grades. Exploration drilling on the DC Zone was completed in the quarter, and the focus now is to convert part of this zone into new reserves by mid-year which is expected to have a positive impact on Campbell's future mine life and production rate.
- At the **Dome Mine**, production in the first quarter was 21% lower than the prior year period due to mechanical problems with the crushing circuit. Production has since returned to normal. On April 11, 2002, Placer Dome announced that its wholly owned subsidiary, Placer Dome (CLA) Limited ("PDCLA"), has signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint venture that will combine the operations of the Dome Mine and Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill (collectively the "Porcupine camp"). The objective is to increase value by combining Dome's modern operations with Kinross' large and highly prospective land package that is expected to extend the productive life of the Dome facilities. Subject to due diligence, completion of a definitive agreement and the approval of the respective Boards of Directors,

Placer Dome will own a 51% interest and Kinross a 49% interest in the joint venture. Integration teams will be working to optimize production from the combined operations.

- At the **Musselwhite Mine**, despite a 13% increase in grades, Placer Dome's share of production for the first quarter was 6% lower than the prior year period due to delays in stope availability. Accordingly, unit cash cost was higher, but is expected to decline with the commissioning of the underground conveyor in the second quarter of 2002. Implementation of the new conveyor system has also resulted in employee layoffs in April.

United States

- Placer Dome's share of production from the **Cortez Mine** in the first three months of 2002 declined by 6% compared with the 2001 period due to lower grades and carbonaceous ore sales. This trend is expected to continue for the remainder of the year with gold production in 2002 estimated to be 16% lower than 2001. Cash production cost per ounce is expected to rise by about 15% to $139 per ounce due to higher costs associated with South Pipeline.
- With **Golden Sunlight** approaching the end of its mine life, gold production in the first three months of 2002 was 56% lower than the 2001 period. Initially, pit mining was planned for completion in early 2002, but now has been extended to the second quarter of 2003. Milling of stockpiled ore will essentially be completed by mid-2002 when the pit ramp will then go into production.

Australia and Papua New Guinea

- At the **Porgera Mine**, Placer Dome's share of production in the first three months of 2002 was 6% below 2001 levels due to lower throughput. Re-commencement of underground mining, which was suspended in 1997, is underway and is expected to contribute ore by the fourth quarter of this year. In 2002, Placer Dome's share of gold production is expected to be around 338,000 ounces, 11% lower than 2001. Unit cash and total costs in 2002 are expected to rise to $245 and $301 per ounce, respectively, due to the reduced production level.
- At the **Granny Smith Mine**, Placer Dome's share of production for the first quarter was 64% higher than the prior year period due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001. Both the Sunrise and Jubilee pits were depleted in the quarter. In 2002, production is expected to increase by 19% over 2001 levels with the Wallaby deposit reaching full production capacity.

South Africa

- At the South Deep Mine, Placer Dome's share of production for the first quarter of 2002 was 20% higher than the prior year period due to higher throughput, partially offset by lower grades. Unit cash and total production costs declined by about 14% due to the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, which declined in value by about 40% over the 12-month period ended March 31, 2002. During the quarter, a review of the organizational structure and business process at South Deep has resulted in some restructuring of personnel at the minesite.

- Work continued on the development of the South Deep Twin Shaft project. In 2002, construction activity will be focused on enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. During the first quarter, the main shaft reached its ultimate depth of 2,990 meters. The current plan will see the main shaft completed and commissioned in the second half of 2003 and the vent shaft commissioned by the second half of 2004. Construction of the new 7,350 tonnes per day mill is on schedule and will be commissioned in the second quarter of 2002. A new life of mine plan, incorporating new project completion dates and information on productivity, costs and grade, is expected to be available by mid-year.
- Gold production in 2002 is expected to be 16% higher than 2001 due to higher throughput resulting from the increased contribution from mechanized mining. Cash cost per ounce is anticipated to be 13% lower than 2001 with higher local currency costs being offset by favourable exchange rate movements. Factors impacting costs during 2002 include higher throughput, lower average grades (15% lower, as was anticipated under the current mine plan), as well as higher labour costs.

Chile

- At the **Zaldívar Mine**, copper production for the first quarter of 2002 increased by 10% due to higher recovery. In 2002, production is targeted at 327.5 million pounds (148,550 tonnes), 5% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.44 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

3. Other Income and Expenses

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $24 million in the first quarter of 2002, a decline of 14% from $28 million in the year-earlier period. During the quarter, Placer Dome completed a Special Lease Agreement with the Government of the Dominican Republic to develop the Pueblo Viejo gold project. The agreement is now awaiting approval by the Dominican Congress.

Non-hedge derivative gains in the first three months of 2002 were $3 million (2001- loss of $28 million). Included in this amount is net unrealized paper gains of $6 million (2001 – loss of $28 million) related to the mark-to-market value changes on foreign currency forward and option contracts covering future periods. The positive impact in the quarter primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar during the period.

Investment and other business income in the first three months of 2002 were $7 million, the same as the year-earlier period.

Interest and financing expenses were $16 million and $17 million in the first quarter of 2002 and 2001, respectively. In addition, there was $2 million of interest capitalized in the current quarter and $1 million in the prior year period.

Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 29% and 37% for the first three months of 2002 and 2001, respectively. The decline in the effective tax rate reflects, in part, tax rate reductions in a number of jurisdictions where Placer Dome's operations are located.

4. Financial Condition, Liquidity and Capital Resources

Cash flow from operations decreased by $22 million to $99 million in the first quarter of 2002 compared with the corresponding period in 2001. The decrease of 18% primarily reflects higher cash earnings offset by an increase in the investment in non-cash working capital. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant draw-down in inventory with sales being 95,000 ounces higher than production in the quarter.

Expenditures on property, plant and equipment in the first three months of 2002 amounted to $30 million, a decrease of $23 million compared with the 2001 period. The expenditures included outlays of $9 million (2001 - $13 million) for Placer Dome's share of development costs at the Porgera and Granny Smith mines and $9 million for the main shaft and underground development at the South Deep Mine (2001 - $8 million).

Consolidated current and long-term debt balances at March 31, 2002 were $812 million, compared with $844 million at December 31, 2001. Financing activities in the first three months of 2002 included long-term debt and capital lease repayments of $33 million (2001 - $1 million), short-term borrowings of $1 million (2001 – nil) and dividends of $16 million (2001 - $19 million).

On March 31, 2002, consolidated cash and short-term investments amounted to $474 million, an increase of $35 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $442 million was held by the Corporation and its wholly owned subsidiaries and $32 million by other subsidiaries. Placer Dome also has approximately $723 million of undrawn bank lines of credit available.

5. Forward Sales, Options and Other Commitments

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of call options, commit counterparties to prices payable at a future date. See note 6 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

At the end of the first quarter, Placer Dome has a net commitment of 8.6 million ounces of gold under its gold sales program, or approximately 20% of reserves, at an average price of approximately $400 per ounce for delivery over a period of 15 years. On March 31, 2002, based on spot prices of $303 per ounce for gold and $4.69 per ounce for silver, the mark-to-market value of Placer Dome's precious metals sales program was approximately $235 million, a decrease of $255 million from $490 million at the end of 2001 (at spot prices of $277 per ounce for gold and $4.53 per ounce for silver). The amount reflects the value that could have been received from counterparties if the contracts were closed out at the end of the quarter. It is not an estimate of future gains which depend on various factors including contango and interest rates, gold lease rates and the then prevailing spot price. The period-over-period change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

	$
Mark-to-market value at December 31, 2001	490
Value realized	(41)
Change in spot price	(182)
Positions added	(7)
Accrued contango	32
Change in volatility, rates	(57)
Mark-to-market value at March 31, 2002	235

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on March 31, 2002, the cost would have been approximately $2 million (based on a spot copper price of $0.74 per pound) and $19 million (based on foreign exchange rates of CAD/USD – 1.5935; AUD/USD – 1.8921), respectively.

6. Outlook

Placer Dome's share of gold and copper production in 2002 is targeted at over 2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $180 and $235 per ounce, respectively.

In 2002, Placer Dome's share of capital expenditures are anticipated to be about $160 million, including $52 million at South Deep for the shaft, mill and underground development, $23 million at Porgera for Stage 5 and underground development and $16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 will be approximately $45 million with $23 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

7. Canadian GAAP

The Corporation also prepares a management's discussion and analysis and interim financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 8 to the unaudited consolidated financial statements.

Notes to the Production and Operating Summary on page 6:

(1) Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars

(2) Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:

	For the three months ended March 31	
	2002 $/oz	**2001 $/oz**
Direct mining expenses	157	180
Stripping and mine development adjustment (i)	3	-
Third party smelting, refining and transportation	1	1
By-product credits	(1)	(1)
Cash operating costs	160	180
Royalties	10	3
Production taxes	3	2
Total cash costs	173	185
Depreciation	46	42
Depletion and amortization (i)	8	10
Reclamation and mine closure	4	7
Total production costs	231	244

(i) Effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. Prior year's cash production costs have been restated for comparative purposes. The mines that were impacted by this change are the following with their first quarter 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($37/oz), Cortez ($65/oz), Golden Sunlight ($22/oz), Porgera ($32/oz) and La Coipa ($5/oz).

(3) On April 11, 2002, Placer Dome's wholly owned subsidiary, Placer Dome (CLA) Limited signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint that would combine the operations of Dome Mine with certain operations of Kinross. See the Financial Results of Operations section, under Canada, of the Management's Discussion & Analysis for more information.

(4) For the three months ended March 31, 2002, included in gold production is 15,492 ounces (March 31, 2001 – 22,357) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs due to the absence of milling costs.

(5) Production from the Getchell Mine relates to third party ore sale.

(6) Silver is a by-product at the Misima Mine. For the three months ended March 31, 2002, Misima produced 184,000 ounces of silver and 108,000 ounces for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into 2004.

(7) The Kidston Mine was closed down in July 2001 due to the depletion of ore.

(8) Osborne produces copper concentrate with gold as a by-product. Therefore, gold unit costs are not applicable.

(9) Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 35,621 ounces and 39,375 ounces for the three months ended March 31, 2002 and 2001 respectively. At La Coipa, production for silver was 1.0 million ounces for the three months ended March 31, 2002 and 1.4 million ounces for the prior year period

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(millions of United States dollars, except share and per share amounts, U.S. GAAP)
(unaudited)

	For the three months ended March 31	
	2002 **$**	**2001** **$**
Sales (note 3(a))	**303**	341
Cost of sales	**156**	194
Depreciation and depletion	**51**	54
Mine operating earnings (note 3(b))	**96**	93
General and administrative	**9**	10
Exploration	**7**	8
Technology, resource development and other	**8**	10
Operating earnings	**72**	65
Non-hedge derivative gains (losses)	**3**	(28)
Investment and other business income	**7**	7
Interest and financing expense	**(16)**	(17)
Earnings before taxes and other items	**66**	27
Income and resource taxes	**(23)**	(10)
Equity in earnings of associates	**1**	1
Minority interests	**(1)**	(2)
Net earnings	**43**	16
Comprehensive income	**45**	17
Per common share		
Net earnings	**0.13**	0.05
Diluted net earnings	**0.13**	0.05
Dividends	**0.05**	0.05
Weighted average number of common shares (millions)		
Basic	**329.3**	327.6
Diluted	**332.3**	327.6

(See accompanying notes to the consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of United States dollars, U.S. GAAP)
(unaudited)

	For the three months ended March 31	
	2002 $	2001 $
Operating activities		
Net earnings	43	16
Add (deduct) non-cash items		
Depreciation and depletion	51	54
Amortization of stripping (note 2(a))	9	16
Unrealized losses (gains) on derivatives	(6)	22
Deferred reclamation	3	(4)
Deferred income and resource taxes	23	(2)
Other items, net	3	2
Change in non-cash operating working capital	(27)	17
Cash from operations	99	121
Investing activities		
Property, plant and equipment	(30)	(53)
Short-term investments	-	(4)
Disposition of assets	3	1
Other, net	(1)	-
	(28)	(56)
Financing activities		
Short-term debt	1	-
Long-term debt and capital leases	(33)	(1)
Common shares issued	12	-
Dividends paid		
Common shares	(16)	(16)
Minority interest	-	(3)
	(36)	(20)
Increase in cash and cash equivalents	35	45
Cash and cash equivalents		
Beginning of period	433	331
End of period	468	376

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
(unaudited)

ASSETS

	March 31 2002 $	December 31 2001 $
Current assets		
Cash and cash equivalents	**468**	433
Short-term investments	**6**	6
Accounts receivable	**102**	95
Income and resource tax assets	**5**	7
Inventories (note 4)	**169**	160
	750	701
Investments	**60**	58
Other assets (note 5)	**135**	145
Deferred income and resource taxes	**124**	124
Property, plant and equipment	**1,656**	1,683
	2,725	2,711

LIABILITIES AND SHAREHOLDERS' EQUITY

	March 31 2002 $	December 31 2001 $
Current liabilities		
Accounts payable and accrued liabilities	**128**	140
Short-term debt	**3**	2
Income and resource taxes payable	**24**	25
Current portion of long-term debt and capital leases	**3**	35
	158	202
Long-term debt and capital leases	**806**	807
Deferred credits and other liabilities	**178**	179
Deferred income and resource taxes	**185**	167
Minority interests in subsidiaries	**13**	13
Commitments and contingencies (note 6, 7)		
Shareholders' equity	**1,385**	1,343
	2,725	2,711

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(millions of United States dollars, except share amounts, U.S. GAAP)
(unaudited)

	For the three months ended March 31	
	2002 $	2001 $
Common shares [i], beginning of period	1,259	1,248
Exercise of options	12	-
Common shares, end of period	**1,271**	**1,248**
Unrealized gain on securities, beginning of period	1	1
Holding gains	2	-
Unrealized gain on securities, end of period	3	1
Unrealized hedging, beginning of period	1	-
Holding gains	-	1
Unrealized hedging, end of period	1	1
Cumulative translation adjustment	(50)	(29)
Accumulated other comprehensive income	(46)	(27)
Contributed surplus, opening	57	52
Stock-based compensation	1	-
Contributed surplus, closing	58	52
Retained earnings, beginning of period	75	241
Net income	43	16
Common share dividends	(16)	(16)
Retained earnings, end of period	102	241
Shareholders' equity	1,385	1,514

(i) Preferred shares – unlimited shares authorized, no par value, none issued.
Common shares – unlimited shares authorized, no par value, issued and outstanding at March 31, 2002 - 329,802,290 shares (December 31, 2001-328,608,666 shares).

(see accompanying notes to consolidated financial statements)

PLACER DOME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(all tabular amounts are in millions of United States dollars, U.S. GAAP)

1. The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Business Report and Annual Information Form/Form 40-F for the year ended December 31, 2001.

   The Corporation also prepares a management's discussion and analysis and consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 8. The consolidated net earnings under Canadian GAAP were $45 million and $34 million for the first quarter of 2002 and 2001, respectively.

   Certain amounts for 2001 have been reclassified to conform with current year's presentation.

2. Change in Accounting Policies and Recent Accounting Pronouncements

   (a) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months ended March 31, 2001, $16 million was reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

   (b) In June 2001, the FASB issued SFAS 142, "*Goodwill and Other Intangible Assets*", which requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

   In August 2001, the FASB issued SFAS 144, "*Accounting for the Impairment or Disposal of Long-lived Assets*". While SFAS 144 supersedes SFAS 121, "*Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of*", it retains the basic principles of SFAS 121 and addresses implementation issues that arose with SFAS 121. SFAS 144 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

(c) In June 2001, the FASB issued SFAS 143, "*Accounting for Asset Retirement Obligations*". SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. Placer Dome is currently evaluating the impact of SFAS 143 and will adopt the new policy on January 1, 2003.

3. Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(a) Sales revenue

	Sales by metal segment	
	For the three months ended March 31	
	2002 **$**	**2001** **$**
Gold	**230**	260
Copper	**73**	80
Other	**-**	1
	303	341

(b) Segment profit (loss) and revenue

	Sales		Mine Operating Earnings	
	For the three months ended March 31			
	2002 $	2001 $	2002 $	2001 $
Canada				
Campbell	**15**	15	**2**	(2)
Dome	**17**	25	**(1)**	(1)
Musselwhite	**11**	13	**1**	-
	43	53	**2**	(3)
United States				
Bald Mountain	**10**	7	**2**	(3)
Cortez	**50**	46	**20**	21
Getchell	**7**	-	**-**	-
Golden Sunlight	**7**	15	**-**	2
	74	68	**22**	20
Papua New Guinea				
Misima	**11**	15	**3**	2
Porgera	**27**	25	**2**	-
	38	40	**5**	2
Australia				
Granny Smith	**21**	20	**11**	3
Kidston (i)	**-**	19	**-**	1
Osborne	**17**	20	**3**	3
	38	59	**14**	7
Chile				
Zaldívar	**58**	62	**13**	18
South Africa				
South Deep	**12**	10	**3**	1
Metal hedging revenue realized	**40**	49	**40**	49
Other	**-**	-	**(3)**	(1)
	303	341	**96**	93

(i) The Kidston Mine was closed in July 2001 due to the depletion of ore.

4. Inventories comprise the following:

	March 31 2002 $	December 31 2001 $
Product inventories	**18**	21
Metal in circuit	**87**	80
Ore stockpiles	**54**	61
Materials and supplies	**45**	44
	204	206
Long-term portion of ore stockpiles	**(35)**	(46)
Inventories	**169**	160

5. Other assets consist of the following:

	March 31 2002 $	December 31 2001 $
Sale agreement receivable [(i)]	**77**	75
Ore stockpiles (note 4)	**54**	61
Other	**32**	33
	163	169
Current portion of other assets	**(28)**	(24)
	135	145

(i) In December 2000, Compañía Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

6. Consolidated Metals Sales and Currency Programs

At March 31, 2002, based on the spot prices of $303 per ounce for gold, $4.69 per ounce for silver and $0.74 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $235 million and $(2) million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on March 31, 2002, the cost would have been approximately $19 million (based on foreign exchanges rates of C$/US$1.5935 and A$/US$1.8921), all of which has been recognized through earnings or other comprehensive income.

At March 31, 2002, Placer Dome's consolidated metals sales program consists of:

	2002	2003	2004	2005	2006	2007	2008+	Total
Gold (000's ounces):								
Fixed forward contracts								
Amount	888	545	420	672	498	230	375	3,628
Average price [i] ($/oz.)	386	430	416	352	336	352	388	381
Fixed interest floating lease rate contracts								
Amount	-	25	135	148	317	517	2,259	3,401
Average price [i] ($/oz.)	-	335	341	483	427	443	479	463
Call options sold and cap agreements[ii]								
Amount	562	910	490	230	180	100	200	2,672
Average price ($/oz.)	334	351	348	365	359	367	394	353
Call options purchased [iii]								
Amount	610	445	-	-	-	-	-	1,055
Average price ($/oz.)	427	450	-	-	-	-	-	437
Total committed								
Amount	840	1,035	1,045	1,050	995	847	2,834	8,646
Put options purchased [ii]								
Amount	425	635	240	-	-	-	-	1,300
Average price ($/oz.)	290	301	300	-	-	-	-	297
Put options sold								
Amount	1,040	835	395	80	80	-	-	2,430
Average price	271	270	266	250	250	-	-	268
Silver (000's ounces):								
Fixed forward contracts								
Amount	1,650	1,400	-	-	-	-	-	3,050
Average price [i] ($/oz.)	5.57	5.61	-	-	-	-	-	5.59
Call options sold								
Amount	750	-	-	-	-	-	-	750
Average price ($/oz.)	7.95	-	-	-	-	-	-	7.95
Total committed								
Amount	2,400	1,400	-	-	-	-	-	3,800
Put options purchased [ii]								
Amount	2,000	-	-	-	-	-	-	2,000
Average price ($/oz.)	5.44	-	-	-	-	-	-	5.44
Copper (millions of pounds):								
Fixed forward contracts								
Amount	42.4	-	-	-	-	-	-	42.4
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Call options sold								
Amount	23.1	-	-	-	-	-	-	23.1
Average price ($/lb.)	0.73	-	-	-	-	-	-	0.73
Total committed								
Amount	65.5	-	-	-	-	-	-	65.5
Put options sold								
Amount	19.8	-	-	-	-	-	-	19.8
Average price ($/lb.)	0.64	-	-	-	-	-	-	0.64

(i) Forward sales contracts include:
   a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.
   b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii) All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument has the same economic substance as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At March 31, 2002, Placer Dome's consolidated foreign currency program consists of:

	Maturity Period (to the year)	Quantity (millions of US$)	Average Price (per US$)
Canadian dollars			
Fixed forward contracts	2003	$18	$1.5157
Put options sold	2003	$30	$1.5642
Total committed dollars		$48	$1.5458
Call options purchased	2003	$30	$1.4966
Australian dollars			
Fixed forward contracts	2006	$117	$1.9577
Put options sold	2004	$77	$1.5058
Total committed dollars		$194	$1.7793
Call options purchased	2004	$130	$1.3933

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

7. Commitments and Contingencies

(a) At March 31, 2002, Placer Dome has outstanding commitments aggregating approximately $10 million under capital expenditure programs.

(b) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include more stringent reclamation requirements, primarily the partial backfilling of the open pit. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. During that time, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, as well as a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act violates the Montana Constitution as it eliminates an effective reclamation tool. The court also ruled that the Golden Sunlight Mine has the right to present its concerns as to the unsuitability of backfill to the DEQ. Mining in accordance with the permit is expected to continue during these proceedings.

(c) In addition to the above, reference is made to note 18 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management's assessment of the risks.

8. Canadian Generally Accepted Accounting Principles

The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission ("U.S. GAAP") which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"). Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

(i) The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis, whereas under Canadian GAAP the investment is proportionately consolidated.

(ii) Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

(iii) Preferred Securities, under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

In addition to the above, reference is made to note 20 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Had Placer Dome followed Canadian GAAP, the Management's Discussion and Analysis, the Consolidated Statement of Earnings, Retained Earnings, Cash Flows and Balance Sheets would have been as follows:

(a) Management's Discussion and Analysis

	For the three months ended March 31	
	2002	**2001**
Financial ($ millions)		
Sales	**315**	351
Mine operating earnings		
Gold	**78**	63
Copper	**13**	20
Other	**-**	(1)
	91	82
Net earnings	**45**	34
Cash flow from operations	**101**	126
Production and sales volumes		
Gold (000s ozs)		
Group's share production	**666**	694
Consolidated production	**673**	723
Consolidated sales	**691**	817
Copper (000s lbs)		
Production	**106,481**	99,854
Sales	**109,896**	106,150
Average prices and costs		
Gold ($/oz)		
Group's share price realized	**355**	327
London spot price	**290**	264
Group's share cash cost	**176**	192
Group's share total cost	**238**	258
Copper ($/lb)		
Price realized	**0.71**	0.80
London spot price	**0.71**	0.80
Cash cost	**0.42**	0.45
Total cost	**0.58**	0.61

Consolidated net earnings in accordance with Canadian GAAP for the first quarter of 2002 were $45 million ($0.12 per share after interests on preferred securities), compared with $34 million ($0.09 per share) for the same period in 2001.

Mine operating earnings for the first three months of 2002 were $91 million, an increase of 11% or $9 million over 2001 due to higher contribution from gold.

Gold operating earnings increased by 24% to $78 million in the first quarter of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume. Gold sales revenue for the quarter was $236 million compared with $264 million in the prior year period, a decline of 11%, reflecting a $28 per ounce increase (or 9%)

in the average realized price offset by a 15% decline in sales volume. The higher sales volume in 2001 reflected a draw-down of inventory whereby sales were 94,000 ounces higher than production in the quarter. Under Placer Dome's precious metals sales program, the Corporation realized an average price of $355 per ounce for gold, a premium of $65 per ounce over the average spot price and contributing $42 million to revenue. Consolidated gold production for the quarter decreased by 7% to 673,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. Placer Dome's share of cash and total production costs per ounce for the period were $176 and $238, respectively, compared with $192 and $258 in the 2001 period. The overall decline in Placer Dome's cash and total production costs is attributed to improved performances at the Granny Smith, South Deep and Campbell mines.

Copper operating earnings of $13 million in the first quarter of 2002 were 35% lower than 2001 due to lower realized prices. Copper sales revenue for the quarter was $73 million compared with $80 million in 2001 reflecting a 4% increase in sales volume partially offset by a 11% decline in the average realized price. Consolidated copper production in the first quarter of 2002 was 106.5 million pounds (48,300 tonnes), up 7% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.42 and $0.58, respectively, compared with $0.45 and $0.61, respectively, in 2001. The decline in production costs reflects increased production at Zaldívar and improved operating efficiencies at Osborne.

Expenses and other income

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $24 million in the first quarter of 2002, a decline of 14% from $28 million in the year-earlier period. During the quarter, Placer Dome completed a Special Lease Agreement with the Government of the Dominican Republic to develop the Pueblo Viejo gold project. The agreement is now awaiting approval by the Dominican Congress.

Investment and other business income in the first three months of 2002 were $7 million compared with $5 million in the year-earlier period.

Interest and financing expenses were $11 million and $12 million in the first quarter of 2002 and 2001, respectively. In addition, there was $2 million of interest capitalized in the current quarter and $1 million in the prior year period.

Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 21% and 23% for the first three months of 2002 and 2001, respectively. The decline in the effective tax rate reflects, in part, tax rate reductions in a number of jurisdictions where Placer Dome's operations are located.

Financial Condition, Liquidity and Capital Resources

Cash flow from operations decreased by $25 million to $101 million in the first quarter of 2002 compared with the corresponding period in 2001. The decrease of 20% primarily reflects higher cash earnings offset by an increase in the investment in non-cash working capital. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant draw-down in inventory with sales being 94,000 ounces higher than production in the quarter.

Expenditures on property, plant and equipment in the first three months of 2002 amounted to $31 million, a decrease of $25 million compared with the 2001 period. The expenditures included outlays of $9 million (2001 - $13 million) for Placer Dome's share of development costs at the Porgera and Granny Smith mines and $9 million for the main shaft and underground development at the South Deep Mine (2001 - $8 million).

Consolidated current and long-term debt balances at March 31, 2002 were $553 million, compared with $585 million at December 31, 2001. Financing activities in the first three months of 2002 included long-term debt and capital lease repayments of $33 million (2001 - $1 million), short-term borrowings of $1 million (2001 – nil) and dividend payments of $16 million (2001 - $21 million).

On March 31, 2002, consolidated cash and short-term investments amounted to $476 million, an increase of $36 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $444 million was held by the Corporation and its wholly owned subsidiaries and $32 million by other subsidiaries. Placer Dome also has approximately $723 million of undrawn bank lines of credit available.

(b) Consolidated Financial Statements

	Canadian Basis Consolidated statements of earnings (unaudited)	
	For the three months ended March 31	
	2002 $	2001 $
Sales	**315**	351
Cost of sales	**166**	206
Depreciation and depletion	**58**	63
Mine operating earnings	**91**	82
General and administrative	**9**	10
Exploration	**7**	8
Technology, resource development and other	**8**	10
Operating earnings	**67**	54
Investment and other business income	**7**	5
Interest and financing	**(11)**	(12)
Earnings before taxes and other items	**63**	47
Income and resource taxes	**(17)**	(11)
Minority interests	**(1)**	(2)
Net earnings	**45**	34
Net earnings attributable to common shareholders	**41**	30
Per common share		
Net earnings	**0.12**	0.09
Diluted net earnings	**0.12**	0.09
Dividends	**0.05**	0.05
Weighted average number of common shares outstanding (millions)		
Basic	**329.3**	327.6
Diluted	**332.3**	327.6

	Canadian Basis Consolidated statements of cash flows (unaudited)	
	For the three months ended March 31	
	2002 $	2001 $
Operating activities		
Net earnings	**45**	34
Add (deduct) non-cash items		
Depreciation and depletion	**58**	63
Amortization of stripping (i)	**9**	16
Deferred reclamation	**3**	(4)
Future income and resource taxes	**16**	(5)
Other items, net	**1**	6
Change in non-cash operating working capital	**(31)**	16
Cash from operations	**101**	126
Investing activities		
Property, plant and equipment	**(31)**	(56)
Short-term investments	**-**	(4)
Disposition of assets	**3**	1
Other, net	**(1)**	-
	(29)	(59)
Financing activities		
Short-term debt	**1**	-
Long-term debt and capital leases	**(33)**	(1)
Common shares issued	**12**	-
Dividends paid		
Common shares	**(16)**	(16)
Preferred securities	**-**	(2)
Minority interest	**-**	(3)
	(36)	(22)
Net increase in cash and cash equivalents	**36**	45
Cash and cash equivalents		
Beginning of period	**434**	331
End of period	**470**	376

	Canadian Basis Consolidated balance sheets (unaudited)	
	March 31 2002 $	**December 31 2001 $**
Assets		
Current assets		
Cash and cash equivalents	**470**	434
Short-term investments	**6**	6
Accounts receivable	**103**	96
Income and resource tax assets	**6**	7
Inventories	**175**	166
	760	709
Other assets	**131**	142
Future income and resource taxes	**124**	124
Property, plant and equipment	**1,757**	1,790
	2,772	2,765
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term debt	**3**	2
Accounts payable and accrued liabilities	**133**	146
Income and resource taxes payable	**24**	25
Current portion of long-term debt and capital leases	**4**	36
	164	209
Long-term debt and capital leases	**546**	547
Deferred credits and other liabilities	**180**	175
Future income and resource taxes	**225**	216
Minority interests in subsidiaries	**13**	13
Shareholders' equity	**1,644**	1,605
	2,772	2,765

	Canadian Basis Consolidated statement of shareholders' equity (unaudited)	
	For the three months ended March 31	
	2002 $	2001 $
Common shares [(ii)], opening	1,862	1,851
Exercise of options	12	-
Common shares, closing	**1,874**	1,851
Preferred securities	**257**	257
Contributed surplus, opening	50	45
Stock-based compensation	1	-
Contributed surplus, closing	**51**	45
Cumulative translation adjustment	(40)	(40)
Deficit, opening	(524)	(296)
Net income	45	34
Common share dividends	(16)	(16)
Preferred securities dividends	(3)	(3)
Deficit, closing	**(498)**	(281)
Shareholders' equity	**1,644**	1,832

(i) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months ended March 31, 2001, $16 million was reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

(ii) Preferred shares – unlimited shares authorized, no par value, none issued.
Common shares – unlimited shares authorized, no par value, issued and outstanding at March 31, 2002 - 329,802,290 shares (December 31, 2001 - 328,608,666 shares).

At March 31, 2002, the Corporation had outstanding $185 million 8.625% Series A Preferred Securities and $77 million 8.5% Series B Preferred Securities, due December 31, 2045. The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At March 31, 2002, there were 10,206,735 vested and 5,985,486 unvested stock options outstanding.

(c) Business Segments

Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

(i) Product segments on a Canadian Basis

	Sales by metal segment	
	For the three months ended March 31	
	2002 $	**2001 $**
Gold	**236**	264
Copper	**73**	80
Silver	**6**	7
	315	351

(ii) Segment profit (loss) on a Canadian Basis

	Sales		**Mine Operating Earnings**	
	For the three months ended March 31			
	2002 $	**2001 $**	**2002 $**	**2001 $**
U.S. basis (note 3 (b))	**303**	341	**96**	93
La Coipa	**10**	9	**-**	-
Osborne	**-**	-	**(2)**	(3)
Porgera	**-**	-	**(3)**	(4)
Metal hedging revenue realized	**2**	1	**2**	1
Currency hedging revenue realized	**n/a**	n/a	**(2)**	(6)
Other	**-**	-	**1**	1
	315	351	**92**	82

9. Subsequent event

On April 11, 2002, Placer Dome announced that its wholly owned subsidiary, Placer Dome (CLA) Limited ("PDCLA"), has signed a letter of understanding with Kinross Gold Corporation ("Kinross") to form a joint venture that will combine the operations of the Dome Mine and Kinross's Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill. Subject to due diligence, completion of a definitive agreement and the approval of the respective Boards of Directors, Placer Dome will own a 51% interest and Kinross a 49% interest in the joint venture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)

Date: April 24, 2002

By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Associate General Counsel
and Assistant Secretary